Via Facsimile and U.S. Mail
Mail Stop 4720

December 3, 2009

Peter W. Schneider, Esq.
Executive Vice President, General Counsel and Secretary
Primerica, Inc.
3120 Breckinridge Blvd.
Duluth, Georgia 30099

> **Re: Primerica, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 5, 2009**
> **File No. 333-162918**

Dear Mr. Schneider:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

2.   Please note that when you file a pre-effective amendment that includes your price-range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

3.   Please provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments and that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

Cover Page

4.   Please disclose the full legal name of "Citi" on the bottom of the cover page.

Prospectus Summary, page 1

5.   Please include an organizational chart in the summary section to illustrate the relationships of the various entities discussed throughout the filing, mainly the subsidiaries which will be transferred to the company prior to completion of the offering, both before and after the "concurrent transactions" are completed.

6.   We note your discussion on pages 4 through 6 under the headings "Our Strengths" and "Our Strategy." Please balance this disclosure with a subsection which highlights in sufficient detail and in bulleted format the major risks and challenges the company will face in the near future.

Risk Factors, page 12

"Our failure to continue to attract large numbers of new recruits and retain sales representatives or to maintain the licensing success of our sales representatives would materially adversely affect our business." page 12

7.   We note the following statement on page 12: "Furthermore, if we or any other direct sales businesses with a similar distribution structure engage in practices resulting in increased negative public attention for our business, the resulting reputational challenges could adversely affect our ability to attract new recruits." Please revise your disclosure to discuss any significant negative publicity the company or similarly organized companies have received to date.

"There are a number of laws and regulations that could apply to our distribution model, which subjects us to the risk that we may have to modify our distribution structure." page 12

8.   Please revise your discussion to briefly explain "business opportunity" and

"franchise laws."

9. Please revise your discussion to explain what facts you have relied on in concluding that you are not subject to business opportunity laws, franchise laws and laws that are intended to eliminate pyramid schemes.

10. Please revise your discussion to explain any current regulatory constraints on your ability to recruit new sales representatives.

11. Please define "pyramid scheme" where used on page 13.

"There may be adverse tax and employment law consequences if the independent contractor status of our sales representatives is successfully challenged." page 13

12. Please briefly explain the facts relied upon in determining that your sales representatives should be considered "independent contractors" for income tax purposes.

"Our sales representatives' non-compliance with any applicable laws could subject us to material liabilities." page 14

13. We note the following statement on page 14: "Some of these requirements and procedures vary from jurisdiction to jurisdiction, but many of them…arise from applicable securities laws or from the rules promulgated by…FINRA, or other applicable regulatory authorities." Please revise this statement to name the "other applicable regulatory authorities" which regulate the company's products and relationships with its clients.

14. We note the following statement on page 14: "In addition, from time to time, we are subject to private litigation as a result of misconduct by our sales representatives." Please expand this statement to provide examples of past misconduct that has resulted in private litigation against the company.

"We may face significant losses if our actual experience differs from our expectations regarding mortality or persistency." page 15

15. Please define "DAC" where first used on page 15.

"A decline in the risk-based capital, or RBC, of our insurance subsidiaries could result in increased scrutiny by insurance regulators and ratings agencies and have a material adverse effect on our business, financial condition and results of operations." page 16

16. Please revise your discussion in this risk factor to disclose the minimum amounts of reserves you will be required to maintain after the concurrent transactions and

offering and compare this amount to the actual reserves you expect to have in place at that time.

"A ratings downgrade by a ratings organization could materially adversely affect our business, financial condition and results of operations." page 17

17. We note that various news agencies have recently reported that A.M. Best Co. and S&P have placed under review with negative implications the financial strength rating of Primerica Life Insurance Company and its subsidiaries, National Benefit Life Insurance Company and Primerica Life Insurance Company of Canada**.** Please revise your disclosure in this risk factor and on page 112 to disclose that the A.M. Best Co. and S&P ratings are under review with negative implications and could be subject to downgrade, and disclose the position of the rating of each entity (i.e. second out of sixteen, third out of twenty, etc.).

"Credit deterioration in, and the effects of interest rate fluctuations on, our invested asset portfolio could materially adversely affect our business, financial condition and results of operations." page 18

18. Please revise your discussion of this risk factor to address the current state of the credit market and interest rate fluctuations as a result of the recent economic downturn.

19. We note the following statement on page 18: "Our invested asset portfolio is also exposed to risks associated with the broader equity markets to the extent of the relatively small position we maintain in equity securities." Please revise your discussion to quantify the company's position in equity securities as of the most recent practicable date.

"Valuation of our investments and the determination of whether a decline in the fair value of our invested assets is other-than-temporary are based on methodologies and estimates that may prove to be incorrect." page 19

20. Please revise your discussion in this risk factor to quantify the effect of market conditions on the value of your investments in debt and equity securities, including the amount of other-than-temporary losses since the beginning of fiscal year 2008.

"The failure by any of our reinsurers to perform its obligations to us could have a material adverse effect on our business, financial condition and results of operations." page 19

21. Please revise your discussion in this risk factor to quantify the amount of your outstanding receivables from reinsurers and to discuss any problems you have

experienced with reinsurers not being able to meet their obligations during the past two years.

"A decision by certain mutual funds to discontinue custodial or recordkeeping services with us would materially adversely affect our business, financial condition and results of operations." page 20

22. Please disclose the names of the fund companies you provide custodial and recordkeeping services to, highlighting those you receive revenue sharing payments from.

"We are subject to extensive federal, state and provincial securities legislation and regulation, changes in which may require us to alter our business practices and could materially adversely affect our business, financial condition and results of operations." page 21

23. We note the following statement on page 21: "U.S. federal and state securities laws apply to our sales of mutual funds and certain insurance products that are also 'securities,' including variable annuities." Please revise your disclosure in all places where applicable to list each of your insurance products that are also considered securities under U.S. federal and state securities laws.

"Non-compliance with applicable regulations could lead to revocation of our subsidiary's status a non-bank custodian." page 22

24. Please define "non-bank custodian" where used on page 22.

"The current economic environment and stringent credit policies may continue to negatively affect our loan production." page 22

25. Please identify the "government-sponsored enterprises" to which you refer on page 23.

"The loss of our Citi-affiliated lenders may reduce sales of our loan products." page 23

26. We note the following statement on page 23: "In addition, in Canada, there is some uncertainty as to the availability of funding for our loan referral program." Please revise your disclosure to discuss the circumstances surrounding such uncertainty.

"We may need to incur debt or issue additional equity in order to meet our operating and regulatory capital requirements." page 27

27. Please provide an estimate of the "cash outflows" mentioned in the first sentence

of this risk factor discussion.

"Our non-compliance with the covenants of the Citi note could result in a reduction in our liquidity and lead to downgrades in our financial strength ratings." page 27

28. Please expand your disclosure on page 155 to include a summary of the Citi note covenants and provide a cross-reference to the discussion in this risk factor.

"We may be materially adversely affected by currency fluctuations in the United States dollar versus the Canadian dollar." page 28

29. Please revise your disclosure to include the exchange rate range between the U.S. and Canadian dollar over the course of the past three years.

"We expect to incur significant charges in connection with this offering and incremental costs as a stand-alone public company." page 30

30. We note the following statement on page 30: "We will need to replicate or replace certain facilities, systems and infrastructure to which we will no longer have the same access after this offering." Please revise your disclosure to describe the facilities, systems and infrastructure which will need to be replaced or replicated as a result of becoming a stand-alone public company.

"If Citi sells a controlling interest in our company to a third party in a private transaction, you may not realize any change of control premium on the shares of our common stock purchased in this offering." page 31

31. Please revise your disclosure in this risk factor to note, as you have elsewhere in the filing, that Citi intends to divest its remaining interest in the company "as soon as is practicable, subject to market and other conditions" in replacement of the clause "except as otherwise described in this prospectus."

"We are subject to banking regulations that may limit our business activities." page 31

32. We note the following statement on page 32: "Citi and its subsidiaries are also subject to examination by various banking regulators." Please revise this sentence to include the names of the various banking regulators and agencies to which you refer.

Dividend Policy, page 39

33. We note the following statement on page 39: "Our sole asset is the capital stock of our subsidiaries." This statement is confusing in light of the fact that the company elsewhere in the filing states that the subsidiaries of Citi will be

transferred to the company prior to the completion of the offering but that such transfer has not yet occurred. Please revise your statement to clarify, if true, that the sole asset of the company "will be" the capital stock of the subsidiaries to be transferred.

Dilution, page 40

34. Please revise the table to begin with your historical net tangible book value and then include a line item attributable to the pro forma adjustments to arrive at pro forma net tangible book value per share.

Selected Historical Combined Financial Data, page 42

35. Please provide five full years of financial data as required by Item 301 of Regulation S-K.   In addition, it appears that the earnings per share data you propose to include should be labeled "pro forma."   Please revise your disclosures accordingly or tell us why your current disclosure is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Citi Reinsurance Transactions and the Other Concurrent Transactions, page 51

36. You disclose in several sections of the filing that you will receive a ceding commission from the Citi reinsurers. Please expand Note 2(m) to disclose how you account for ceding commissions received.

37. Please expand your disclosure to clarify why you will exchange certain of your invested assets for certain invested assets held by Citi and describe the nature of the invested assets to be exchanged.

Tightening of credit, page 54

38. We note the following statement on page 54: "We experienced a significant decline in the sale of loan products in recent periods." Please revise your disclosure in this section to quantify the decline in your sale of loan products by comparing sales for the fiscal year ended December 31, 2008 to the comparable period in 2007, and the six months ended June 30, 2009 to the comparable period in 2008.

Reinsurance, page 54

39. We note the following statement on page 55: "The majority of our reinsurers have retained strong financial strength ratings; however, two of our reinsurers have financial strength ratings that are well below where they were when we entered

into our contracts." Please revise your disclosure to name these two parties and to disclose their current financial strength ratings.

Sales, page 56

40. Please refer to the annualized ratio of new policies issued per year to licensed sales representatives for the interim periods. Based on your disclosure that "sales volume of term life insurance products in any given fiscal period may vary based on a variety of factors", disclose the basis for your assumption that the number of new policies issued during the interim period will continue for the remainder of the year.

Accuracy of our pricing assumptions, page 56

41. We note your statement that pricing determinations are based on your best estimates, expected investment yields and "other assumptions." Please revise your disclosure to expand on the "other assumptions" used.

Reinsurance, page 57

42. We note the following statement on page 58: "Except for the Citi reinsurance transactions, we have no current intention to enter into co-insurance arrangements in the near term, and our legacy co-insurance arrangements will not materially affect our results for periods following this offering." Please provide your basis for the latter part of this sentence.

Investments and Savings Products, page 59

43. Please balance your tabular presentations of sales of mutual funds and variable annuities, and the value of assets in client accounts with disclosure of the amount of fee revenues earned by these products for each period presented. This comment also applies to your disclosure on page 114.

Critical Accounting Policies
Deferred Policy Acquisition Costs, or DAC, page 64

44. Since it appears that deferred acquisition cost amortization in a particular period may increase or decrease materially, provide a discussion of its sensitivity to reasonably possible changes in key assumptions, such as persistency.

Change in DAC and reserve estimation approach, page 66

45. Regarding the review of your reserving methodology in 2008, please address the following:

- Disclose the facts and circumstances on why you reviewed your reserving methodology in 2008 and not earlier if your approach was not typical of other insurance companies.
- Tell us your basis under GAAP for changing your reserving methodologies. Cite authoritative accounting literature to support the change in approach.
- Explain to us why this is a change in estimate effected by a change in accounting principle. Tell us the change in accounting principle.
- Based on your disclosure it appears that you are changing pricing assumptions based on actual persistency, resulting in an unlocking. Explain to us how your revisions to DAC and the reserve for future policy benefits comply with SFAS 60 which states that "original assumptions shall continue to be used in subsequent accounting periods to determine changes in the liability for future policy benefits (often referred to as the "lock-in concept") unless a premium deficiency exists.
- Tell us if the change was a result of a premium deficiency.
- Explain to us why the change in your DAC and reserve estimation approach necessitated a change in the treatment for premiums and other corresponding items. Cite authoritative accounting literature to support the change in the treatment of these items.

Goodwill, page 68

46. Your disclosure that "due to market deterioration, we performed another impairment test of goodwill as of December 31, 2008" is vague. Please expand your disclosure here or in Note 11 to specify the facts and circumstances leading to the impairment. It appears that the deterioration in the financial markets and economic outlook were significant factors in making the determination that the fair value of the goodwill for your term life insurance reporting unit was zero. Based on your disclosure in Note 2(f) it appears that you when determining fair value, you utilize various assumptions, including projections of future cash flows and discount rates. Explain why these assumptions, including projections of future cash flows, determined the fair value to be zero when it appears that the term life insurance is a material part of your business.

Results of Operations
Six Months Ended June 30, 2009 as Compared to Six Months Ended June 30, 2008

47. Please revise your disclosure to provide a description of the "Other, net" categories on pages 73, 74 and 75.

Fiscal Year Ended December 31, 2008 as Compared to the Fiscal Year Ended December 31, 2007

48. We note that you have listed a decrease in "other expenses" of $0.8 million under the "Acquisition and operating expenses, net of deferrals" heading on page 80. Please revise to explain what you mean by "other expenses."

49. We note that one of the reasons for the decline in sales revenues listed on page 81 is the "cancellation of an underwriting concession fee arrangement with a mutual fund originator in 2008." Please revise your disclosure to provide the name of this mutual fund originator.

Fiscal Year Ended December 31, 2007 as Compared to the Fiscal Year Ended December 31, 2006

50. Please explain the reasons for the $3.5 million decrease in Corporate and Other Distributed Products listed in the "Income before income taxes" section on page 84.

Investments, page 90

51. We note your statement on page 90 that the investment committee "which will be comprised of members of our management and board of directors following this offering, establishes investment guidelines and supervises our investment activity." It is unclear from this statement whether you are discussing a committee that the predecessor entities currently have in place or whether you should have used the future tense in the latter part of the sentence because you are describing what will happen after the committee is formed. Please clarify.

Liquidity and Capital Resources, page 93

52. Please provide the basis for the following statement on page 95: "We expect that our RBC…will be higher than those of many in our peer group immediately following this offering."

53. Please revise your disclosure on page 95 to state whether or not the company currently meets Canada's minimum capital requirements as overseen by OSFI.

Contractual Cash Payment Obligations, page 95

54. We note that you have not included insurance liabilities to be paid in the contractual obligation table. Even though estimated future premiums may exceed certain related cash requirements and the timing of any related cash flows is uncertain, the estimated amount and timing of these payments should be disclosed

in the table under the heading, *Other Long-term liabilities Reflected on the Registrant's Balance Sheet Under GAAP*, as required by Item 303(a)(5) of Regulation S-K. Furthermore, it appears that you make assumptions regarding the timing of payments in estimating future policy benefits, policy claims and benefits payable. Therefore, please revise the table to include amounts consistent with those assumptions. Please note that the amounts disclosed should be presented undiscounted and gross of any reinsurance recoverable. Include disclosure to explain any difference between the amounts presented in the table and the corresponding liability on the balance sheet.

Sensitivity Analysis, page 97

55. In the "interest rate risk" section on page 97, it appears that the actual securities positions should be provided as of June 30, 2009 rather than June 30, 2008. Please revise.

Business, page 98

56. Please revise your disclosure in this section to include a summary similar to that in Note 2 to the Consolidated Financial Statements on page F-7 regarding the names of the legal entities to be transferred to the company by Citi.

57. Please revise your disclosure in this section to include the names of the company's four primary reinsurers, as discussed in Note 9 to the Consolidated Financial Statements on page F-30. Include a description of the reinsurer's financial strength ratings, the amount reinsured with each and a description of the material terms of your agreements with each. Also, please file copies of the agreements as exhibits to the registration statement, to the extent you have not already done so.

58. We note the following statement on page 98: "We understand the financial needs of middle income segment well." Please revise this statement to be expressed as opinion rather than fact.

59. We note the following statement on page 105: "The Client Account Manager is expected to provide our sales representatives with additional product sales opportunities for our investment and savings products." Please expand your disclosure to explain how and what additional opportunities this tool will provide to your sales representatives.

Performance-Based Compensation Structure, page 106

60. Please provide more detail on page 106 regarding the commissions paid to your sales representatives. The description as currently written is vague and does not

provide any definite facts regarding how the commissions are calculated, the
number of levels in the upline organization that benefit, the designated period of
time the underlying policy must persist to avoid a chargeback, the portion
withheld from commissions for chargebacks, etc.

Term Life Insurance Products, page 110

61. Please define "pure protection products" where used on page 110.

62. Please define "premium banding" where used on page 110.

63. We note on page 111 that you present annualized first year premium issued,
which do not correspond to premiums earned under GAAP and appears to be a
non-GAAP measure. Please present the most directly comparable financial
measure and a corresponding reconciliation in accordance with Item
10(e)(1)(i)(A) and (B) of Regulation S-K.

Pricing and Underwriting, page 111

64. We note the following statement on page 111: "We set pricing assumptions for
expected claims, lapses, investment returns and expenses based on our own
relevant experience and other factors." Please revise to describe the "other
factors" referenced.

65. Please explain what a "substandard case" is where mentioned on page 112.

Claims Management, page 112

66. Please quantify the amount of each category of benefit claims paid during each
fiscal period presented.

Investment and Savings Products, page 113

67. Please revise your disclosure to provide the material terms of your selling
agreements with Legg Mason, Van Kampen and American Funds and file each as
an exhibit to the registration statement. To the extent you are not substantially
dependent on any of these agreements, please provide us with an analysis
supporting this determination.

68. Please revise your disclosure to provide the material terms of your agreement with
MetLife entered into on July 1, 2005, as discussed on page 115, and file the
agreement as an exhibit to the registration statement. To the extent you are not
substantially dependent on your agreement with MetLife, please provide us with
an analysis supporting this determination.

69. Please provide more information about your sale of 529 college savings plans where discussed on page 115. To the extent your sale of these plans is not material to the company, please so state.

Other Distributed Products, page 116

70. We note the following two statements on page 117: "Historically, we have offered fixed rate, fixed term and fully amortizing loans appropriate for a middle income client and have sold loan products almost exclusively for lenders that are affiliates of Citi…. We currently offer our loan products on an exclusive basis on behalf of Citi-affiliated lenders." Please reconcile the use of the words "almost exclusively" and "exclusive" in these two statements.

Other Products, page 118

71. Please provide more detail about the prepaid legal services offered by the company.

Insurance Regulation, page 119

72. We note your statement that Primerica Life is licensed to transact business in 49 states. Please revise your disclosure to list the one state where they are not licensed.

73. In the section titled "Additional oversight in Canada" on page 124, please provide a statement indicating whether or not the company and the subsidiaries are currently in compliance with the regulations described.

Regulations of Investment and Savings Products, page 125

74. Please provide a statement in this section indicating whether or not the company is current on all required filings discussed on page 125.

75. Please revise your disclosure in the section titled "Certain Regulation Related to Our Affiliation with Citi" on page 127 to provide a summary of the provisions of the American Recovery and Reinvestment Act of 2009 the might affect the compensation of the company's employees and how such provisions might apply. Please also disclose which members of your senior management team you believe could be restricted.

Properties, page 129

76. To the extent you consider any of your leased properties material to the

company's business, please file a copy of the corresponding lease agreement as an exhibit to the registration statement. See item 601(b)(10) of Regulation S-K.

Management, page 130

77. We note the following statement on page 130: "It is expected that each of our director nominees…will become directors upon the consummation of this offering." Please revise your disclosure, where appropriate, to explain how the nominees will become directors upon consummation of the offering, i.e., by election at a shareholder meeting, by action by written consent or appointed by the board of directors.

78. We note that at present you have not determined who the director nominees will be. Please confirm that you will provide a discussion of the business experience and background of each person once identified, as required by Item 401 of Regulation S-K.

Compensation Discussion and Analysis, page 133

79. Please provide the name of the outside compensation consultant engaged to assist you in developing the company's post-offering compensation programs, as mentioned on page 135.

80. Your Compensation Discussion and Analysis does not disclose the predetermined financial and operational performance goals or the self-established individual goals that will be used to determine 2009 executive compensation. Please revise your disclosure to provide the following:

- A description of all financial, operational and individual goals;
- A discussion of the achievement of each goal; and
- A discussion of how the level of achievement affected the actual compensation paid.

To the extent any of the goals are quantified, the discussion in your filing should also be quantified.

Omnibus Incentive Plan, page 145

81. We note the following statement on page 145: "A non-qualified stock option is an option that does not qualify under Section 422 of the Code." Please revise this statement to explain what options do not qualify under Section 422 of the Code.

82. We note the following statement on page 146: "The independent committee may postpone the exercise of awards, or the issuance or delivery of shares or cash

pursuant to any award for such periods and upon such terms and conditions as the independent committee determines, but not in contravention of Section 409A of the Code." Please revise this statement to briefly explain the applicable portion of Section 409A of the Code.

83. Please define "EESA" where used on page 147.

Certain Relationships and Related Party Transactions, page 151

84. Please consider redefining SPFC, AHL and FRAC in this section of the document where discussed.

85. Please revise your disclosure to explain what will happen with your YRT reinsurance agreements with third party reinsurers in place when the reinsurance transactions described in this section are consummated. If the agreements will be terminated or allowed to lapse according to their terms, please so state. Otherwise, please describe how the reinsurance arrangements with Citi and these third parties will coexist.

86. Please define "experience refund" where used on page 153.

87. We note the following statements on page 152: "Certain policies that convert on or after January 1, 2017 will be excluded from the business covered by the 80% co-insurance agreement…Primerica Life will also have the right to recapture certain policies as they come up for renewal on or after January 1, 2017." Please explain why these certain policies will be treated differently in the transactions.

88. Please define "Company Action Level," "Total Adjusted Capital" and "Company Action Level Risk-Based Capital," as defined by the Vermont Department of Insurance, where used on pages 153 and 154.

89. We note the following statement on page 155: "In connection with the block of business that Primerica Life Canada cedes to FRAC, no assets will transfer to FRAC, since there will be a negative statutory reserve balance." Please provide more detail as to why there will be a negative statutory reserve balance.

90. We note the section titled "Asset Swap Transaction" on page 155. Please revise your disclosure to describe the assets that will be exchanged by each party and the business purpose behind this portion of the transaction.

91. We note your discussion of the intercompany agreement on page 156 and the last listed bullet point which reads "other matters described in the intercompany agreement." Please ensure that all material items are included in this discussion.

92. We note the following statement on page 158: "The intercompany agreement will contain customary terms and provisions with respect to, among other things, registration procedures and rights to indemnification in connection with the registration of our common stock on behalf of Citi." Please revise your discussion to provide more detail about the "customary terms and provisions" mentioned in this statement.

93. Please revise your discussion on page 159 to describe the "certain competitive activities" which Citi will not engage in pursuant to the intercompany agreement, and the "certain customary exceptions" relevant thereto.

94. We note that the section titled "Other Provisions" on page 159 is vague. Please provide more detail regarding each bulleted item in this section.

95. Please revise your disclosure to more specifically describe the services to be covered by the transition services agreement.

96. We note the following statement on page 160: "The transition services agreement will include termination provisions standard for agreements of this type." This statement is vague. Please revise to describe the termination provisions of the agreement.

<u>Relationship with Citi Prior to This Offering, page 161</u>

97. We note your statement on page 164 that you provide printing, shipping and warehousing and shipping of printed materials and "certain other services" to Citi-affiliated entities. Please describe the "certain other services."

<u>Description of Capital Stock, page 165</u>

98. In the section titled "Certificate of Incorporation Provision Related to Corporate Opportunities and Interested Directors" on page 169, please provide a reference to your discussion of the intercompany agreement on pages 158 and 159 which discuss non-solicitation, non-hire and non-competition restrictions.

<u>Underwriting, page 179</u>

99. We note the following statement on page 179: "The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions." This statement as written is vague. Please revise.

100. Please revise your disclosure to provide a brief description of the "certain liabilities and expenses" you have agreed to indemnify the underwriters against, as mentioned on pages 180 and 181. See Item 508(g) of Regulation S-K.

Audited Combined Financial Statements

Notes to Combined Financial Statements
(2) Summary of Significant Accounting Policies
(a) Principles of Combination, Basis of Presentation, and Use of Estimates, page F-7

101. Please refer to your disclosure that the Company will dividend certain assets to the Parent prior to the completion of the reinsurance transaction and the offering. Explain to us your basis for excluding the assets that will be transferred to the Parent and the related results from the years reported in the combined financial statements and not giving effect to this transaction in the pro forma financial statements.

 (e) Deferred Policy Acquisition Costs (DAC)

102. Based on your disclosure in the Investments and Savings Products Segment section of MD&A it appears that you defer acquisition costs related to these products. These investment products do not appear to be insurance contracts. See paragraph 15 of SFAS 97. Please explain to us your basis under GAAP for deferring acquisition costs related to these products.

 (4) Investments
Other-Than-Temporary Impairment, page F-24

103. Please expand your disclosure to specifically explain why you impaired bonds that were not in default during the periods presented. Your explanation should describe the factors that occurred during the period of recognition. In addition, describe any material changes in estimated cash-flows from when you acquired the asset/mortgage-backed securities. Provide a similar level of disclosure for the subsequent interim periods.

Fair Value, page F-26

104. Please clarify your disclosure to state whether you exercise any judgment in utilizing the industry-standard pricing methodologies in determining the fair value of securities in Level 2. If you do exercise judgment, explain why you believe that it is appropriate to classify the securities fair valued under this method as Level 2.

105. On page F-8, you disclose that you obtain estimates from independent pricing services and you disclose here that you use non-binding broker quotes to fair value your investment securities. Please revise your disclosure to describe the nature and amount of assets you valued using these sources and whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services.

(8) Separate Accounts, page F-30

106. Please revise your disclosure to clarify what you mean by "[t]herefore, the net amount at risk is not necessarily equal to 25% of the account value. There is no additional liability for these contracts at December 31, 2008 or 2007, as the net amount at risk are diminimus."

(11) Goodwill and Other Intangible Assets, page F-34

107. Please revise your disclosure to clarify why the deterioration in the financial markets and economic outlook did not result in the impairment of other intangible assets.

(12) Income Taxes, page F-36

108. Please expand your disclosure to clarify the nature of each material deferred tax asset and deferred tax liability. For example, describe the nature of the deferred tax asset "investments" and the "deferred policy acquisition costs" deferred tax liability.

Unaudited Condensed Combined Financial Statements

109. In the event that KPMG includes their review report in a pre-effective amendment please file a letter from the independent accountant as Exhibit 15 acknowledging awareness of the use of their report in the registration statement.

Item 16. Exhibits and Financial Statements Schedules, page II-3

110. Please file as exhibits to the registration statement the trust agreements to be entered into with SPFC, NBLIC and Primerica Life Canada in conjunction with the "Citi reinsurance transactions."

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Nakada at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joshua B. Goldstein
         Skadden, Arps, Slate, Meagher & Flom LLP
         Four Times Square
         New York, New York 10036